

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2021

Marcio Souza
Chief Executive Officer
Praxis Precision Medicines, Inc.
One Broadway, 16th Floor
Cambridge, MA 02142

      Re: Praxis Precision Medicines, Inc.
          Draft Registration Statement on Form S-1
          Submitted March 18, 2021
          CIK No. 0001689548

Dear Mr. Souza:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tom Kluck at 202-551-3233 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Richard A. Hoffman, Esq.